March 16, 2007

VIA OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington, D.C. 20549

Attn: William Thompson, Branch Chief

Re:        Copart, Inc.

Form 10-K for Fiscal Year Ended July 31, 2006

Form 10-Q for Fiscal Quarter Ended October 31, 2006

Filed October 31, 2006 and December 11, 2006

File No. 0-23254

Dear Mr. Thompson:

On behalf of Copart, Inc. (the “Company”), I submit this letter in response to the comment letter dated February 27, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for Fiscal Year Ended July 31, 2006 (the “Form 10-K”) and the Form 10-Q for Fiscal Quarter Ended October 31, 2006 (the “Form 10-Q”).

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for Fiscal Year Ended July 31, 2006

Note 3 — Discontinued Operations and Goodwill Impairment, page 62

We have considered your response to comment two in our letter dated February 6, 2007.  In view of the guidance in SAB Topic 5:E and FIN 46 (R), please tell us in detail how you concluded that the legal transfer of ownership of the Motors Auction Group (MAG) business and related assets resulted in a divestiture and deconsolidation for accounting purposes.

The Company supplementally provides a more detailed background to the Staff relating to the disposition of its MAG operations to provide proper context for an evaluation of the Company’s accounting and disclosures.

The Company had two business segments at the beginning of its fiscal year ended July 31, 2006.  Salvage Vehicle Sales, which comprise the Company’s principal operations for the sale of vehicles with “salvage” title utilizing the Company’s proprietary VB2 technology, and MAG (Motor Auction Group).  There were six MAG operating locations (the “MAG operations” or “discontinued operations”), which conducted weekly live auctions of used vehicles, primarily with clean (i.e. non-

United States Securities and Exchange Commission
Re: Copart, Inc.
March 16, 2007

salvage) title.  These live auctions were open to the general public and were managed on a proprietary information technology system called MAX [Motors Auction Exchange].  The Company acquired the MAG operations at various times in years prior to fiscal 2006.  During the second quarter of fiscal 2006, the Company determined its MAG operations were no longer strategic to the continued growth of the Company, and as a result, decided to completely dispose of the six MAG operating locations.  Throughout the remainder of fiscal 2006, the Company sold three of the MAG operations to third parties and converted three of the locations to its Salvage Vehicle Sales segment.  In addition, all MAG segment management was terminated and the MAX system was abandoned in connection with the Company’s exit of this business segment.

SAB Topic 5:E states:

In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.

When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.

The Company advises the Staff that it has legally and contractually transferred all rights, obligations and privileges of ownership of the MAG operations through the three dispositions and has no remaining involvement in the operations of the discontinued operations.  The Company (i) did not retain any equity interest or call options in the discontinued operations, (ii) did not, through the terms of seller financing or by any other means, retain the ability to influence the operating and/or financial policies of the discontinued operations, (iii) does not have any voting rights on the board of directors of the buyers, and (iv) is not a party to any continuing contracts or agreements, other than the promissory notes between the Company and the buyers, relative to the discontinued operations.

SAB Topic 5:E also states:

Other circumstances may also raise questions concerning whether the incidents of ownership have, in substance, been transferred to the buyer. These include: (i) absence of significant financial investment in the business by the buyer, as evidenced, for instance, by a token down payment, (ii) repayment of debt which constitutes the principal consideration in the transaction is dependent on future successful operations of the business; or (iii) the continued necessity for debt or contract performance guarantees on behalf of the business by the seller.

The Company sold one of its six discontinued MAG operating locations through seller provided financing of $12 million with no down payment.  In this transaction, the seller provided financing is collateralized by real estate with an estimated fair value of $6.6 million and personal guarantees by two high wealth individuals with a combined net worth, based on compiled financial statements provided to the Company, of approximately $91 million.  These personal guarantees are both joint and several.  The Company’s only potential recourse is against the real estate that secures the seller financing and the personal guarantees provided by the buyers.  There is no recourse

United States Securities and Exchange Commission
Re: Copart, Inc.
March 16, 2007

against the MAG operations and the repayment of the seller financing is not dependent on the MAG operations.  Further, the Company has not guaranteed any debt, financing or contracts on behalf of the discontinued operations.  Finally, the Company hereby states that it does not intend to reenter the public auction (MAG) business irrespective of the buyer’s ultimate payment of its debt obligation.

Tell us in more detail how you concluded that the disposed component is properly classified as discontinued operations pursuant to the provisions of paragraph 42 of SFAS 144 and the related guidance in Example 5 of EITF 03-13.

[Reproduced from the Company’s response letter dated February 15, 2007] The Company supplementally informs the Staff that the Company retains no direct cash flows, whether through migration or continuation (as defined in EITF 03-13) or by any other means, associated with the revenue-producing or cost-generating activities of the disposed business.  Further, the Company has no continuing involvement in the operations of the discontinued operations, other than that of a mortgagee, and the Company (i) did not retain any equity interest or call options in the discontinued operations, (ii) did not, through the terms of the seller financing or by any other means, retain the ability to influence the operating and/or financial policies of the disposed business, and (iii) is not a party to any continuing contracts or agreements, other than the finance agreement between the Company and the buyers, relative to the discontinued operations.

The Company’s analysis as to whether the seller-financing results in significant continuing involvement by the Company follows.

Paragraph 42 of SFAS 144 states the following:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

EITF 03-13 further clarifies the following in paragraph 4 (emphasis added):

The Task Force reached a consensus on Issue 1 that the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect.  Continuing cash flows are cash inflows or outflows that are generated by the ongoing entity and are associated with activities involving a disposed component.  If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance.  If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation.  Conversely, if all continuing cash flows are indirect (that is, not direct), the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered a discontinued operation.  The assessment as to whether continuing cash flows are direct cash flows should be based on management’s expectations using the best information available.

United States Securities and Exchange Commission
Re: Copart, Inc.
March 16, 2007

The only continuing operating cash flows from the discontinued MAG operations will be the interest payments made on the seller-provided financing.  These cash flows are considered indirect and therefore the Company has concluded that the operations and cash flows of the discontinued MAG operations were eliminated from the Company.

The Company also considered the guidance in paragraph 9 of EITF 03-13, which states (emphasis added):

If the operations and cash flows of a disposed component have been (or will be) eliminated from the ongoing operations of an entity as a result of a disposal transaction (see paragraphs 4-8 for guidance on making that determination), an entity should evaluate whether the ongoing entity will have significant continuing involvement in the operations of the component after the disposal transaction.  The Task Force reached a consensus on Issue 2 that continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component.  The retention of risk or the ability to obtain benefits should be considered in the overall evaluation of whether the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component.  However, the retention of risk or the ability to obtain benefits associated with the ongoing operations of the disposed component does not indicate by itself that the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component resulting in continuing involvement.  An interest in the disposed component or the existence of a contractual arrangement or other type of arrangement with the disposed component should be evaluated to determine whether the ongoing entity has continuing involvement with the disposed component.

[End of Reproduced Content from the Company’s response letter dated February 15, 2007]

The Company also considered the guidance in Example 5 of EITF 03-13, in which the following example is analyzed:

An entity owns several commercial buildings that are being leased to third-party lessees. The buildings are of the same type and are located in the same geographic region. For that entity, the building is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each building is a component of the entity. The entity commits to a plan to sell one of the buildings. The building is classified as held for sale at that date.

The ongoing entity will purchase another commercial building in the same geographic region as the sold building. The ongoing entity does not anticipate that any lessees from the sold building will terminate their leases and migrate to the new building; however, the ongoing entity believes that certain lessees from the sold building will also be lessees in the new building. The seller provides the buyer financing in the form of a 5-year loan equal to 20 percent of the purchase price, which provides the seller with recourse to the buyer’s assets. The loan bears a market rate of interest, the rights conveyed are customary for these types of loan agreements, and the buyer is considered to have high credit quality. The ongoing entity will not otherwise be involved in the operations of the disposed component.

This example differs from facts in the Company’s transaction in that 1) the seller in the example financed 20% of the purchase price and 2) the seller in the example continued in the activity of the discontinued operations through other business activities.  The example evaluates whether

United States Securities and Exchange Commission
Re: Copart, Inc.
March 16, 2007

the nature of the financing creates a continued involvement in the business and concludes that it does not because (i) the agreement is not significant to the overall operations of the disposed component, since the loan amount is equal to 20 percent of the purchase price, the loan is recourse to the buyer’s assets, and the buyer is considered to have high credit quality, (ii) the extent to which the ongoing entity is involved in the operations of the disposed component is limited to the loan agreement, and (iii) the rights conveyed by the loan agreement do not enable the ongoing entity to exert significant influence over the disposed component.

With respect to (ii) and (iii) above, the Company retained only those rights normally enjoyed by a mortgagee.  The Company has no ability through the financing agreement, or otherwise, to exercise any influence or control on the operational or financial decisions of the buyer.  With respect to item (i) above, the example suggests that a lower percentage of seller provided financing is an indicator of an absence of seller involvement.  The Company does not disagree.  However, the example does not indicate that a higher percentage of seller provided financing alone would lead to a presumption of continued seller involvement.  The Company has evaluated the specific facts and economic substance of the seller financing, and as stated above, the seller provided financing is substantive as it is secured by real estate with an estimated fair value of $6.6 million and is backed by personal guarantees from two high wealth individuals that are considered credit worthy.  Further, the interest rate for the notes, based on an evaluation performed by an independent appraiser, is appropriate for the risk.

Based on the above analysis, the Company concluded the requirements of paragraph 42 of SFAS 144 and related guidance in Example 5 of EITF 03-13 have been met and presentation of the disposed MAG operations as discontinued operations is appropriate.

Please address the following in your response:

•                  How you concluded that the risks and incidents of ownership have been transferred to the buyer despite the apparent absence of any significant financial investment in the business by the buyer,

As noted above, the Company has concluded that the buyers have significant investment in the discontinued operations as they have taken responsibility for (i) providing security through the real estate that collateralizes the seller financing, (ii) providing personal guarantees for the payment of the promissory notes associated with the seller financing that are considered substantive by the Company, (iii) providing additional working capital needed by the ongoing business, (iv) training and developing management and staff, (v) developing and deploying management information systems upon which the new management of the operations depends, and (vi) assuming the risks of loss from abandonment or natural disaster.

•                  Your understanding as to whether repayment of the debt, which constitutes the only consideration in the transaction, is dependent on the future successful operations of the divested business, and if so, how you were nonetheless able to conclude that the risks and incidents of ownership have been transferred;

As noted above, the payment of the debt is not dependent on the future success of the business as the promissory notes are secured by real estate as well as the personal guarantees of two high wealth individuals.

•                  How you considered your variable interests in the transferred entity in concluding that deconsolidation is appropriate under FIN 46(R); and

FIN 46 (R) defines a variable interest in paragraph 2 c. as follows:

United States Securities and Exchange Commission
Re: Copart, Inc.
March 16, 2007

Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests.

The Company acknowledges that because the terms of the promissory notes are fixed, the fair value of the notes, if not collateralized by real estate and backed by the personal guarantees, could vary based on the operating results and financial condition of the disposed MAG business. However, because of the collateralization and personal guarantees, the Company does not believe that the fair value of the promissory notes fluctuates based on changes in the fair value of the MAG operations. Also, the Company does not intend to reenter the public auction (MAG) business irrespective of the buyer’s ultimate payment of its debt obligation.  Thus, the Company has concluded, as demonstrated through its responses contained in this letter as well as its responses to the Staff’s comments contained in its letter dated February 15, 2007, that it has no variable interests in the discontinued MAG operations that would require consolidation under FIN 46(R).

•                  How you considered the significance of the loan agreement relative to the overall operation of the disposed component, as well as the recourse provisions of the loan and the credit quality of the buyer in determining the proper accounting for this transaction.

The Company has considered and acknowledges the Staff’s understanding that the promissory notes represent the substantial portion of monetary consideration received from the disposition of its MAG operations.  The Company has further considered the terms of the seller financing, the real estate securing the loan and the credit quality of the personal guarantees provided by the buyers as noted throughout its responses in this letter, and has concluded that the consideration received is substantive and the dispositions were properly accounted for as discontinued operations.

*   *   *    *   *

Please direct any questions or comments you may have to my attention at (707) 639-5000. Thank you for your assistance.

Sincerely,
COPART, INC.

/s/ William E. Franklin
William E. Franklin
Senior Vice President and
Chief Financial Officer

cc: Anthony Watson
Robyn Manuel
U.S. SECURITIES AND EXCHANGE COMMISSION

Willis J. Johnson, Chief Executive Officer
COPART, INC.